UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

4Licensing Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35104T107
(CUSIP Number)

Wade Massad
c/o Cleveland Capital Management, L.L.C.
1250 Linda St., Suite 304
Rocky River, OH 44116
(440) 333-4925
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 35104T107	Schedule 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wade Massad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
170,534
	8	SHARED VOTING POWER
770,161
	9	SOLE DISPOSITIVE POWER
170,534
	10	SHARED DISPOSITIVE POWER
770,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
940,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 35104T107	Schedule 13D	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cleveland Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
770,161
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
770,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%
14	TYPE OF REPORTING PERSON*
IA

CUSIP No. 35104T107	Schedule 13D	Page 4 of 7

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of 4Licensing Corporation, a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 767 Third Avenue, New York, New York 10017.

Item 2.	Identity and Background.

a)	This statement on Schedule 13D is being jointly filed with the Securities and Exchange Commission (the “SEC”) by Wade Massad and Cleveland Capital Management, L.L.C., a Delaware limited liability company (“Cleveland Capital” and, together with Mr. Massad, the “Reporting Persons”).

b)	The address of the principal office of the Reporting Persons is:

Wade Massad
c/o Cleveland Capital Management, L.L.C.
1250 Linda St., Suite 304
Rocky River, OH 44116

c)	The principal occupation of Mr. Massad is serving as the Co-Managing Member of Cleveland Capital. Cleveland Capital is an investment advisory firm.

d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such conviction was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Massad is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Massad used personal funds to acquire 37,200 shares of Common Stock.  Mr. Massad has also received options to purchase 200,000 shares of Common Stock in connection with his service as a director of the Company.

Cleveland Capital used its funds to acquire 497,100 shares of Common Stock. Additionally, Cleveland Capital manages discretionary accounts on behalf of one of its clients that include an aggregate of 120,000 shares of Common Stock. On March 25, 2014, the Company issued and sold to Cleveland Capital, L.P. (“CCLP”) a promissory note in the principal amount of $150,000 and a warrant to purchase up to 153,061 shares of Common Stock (the “Offering”).  Cleveland Capital is the general partner of CCLP and beneficially owns the warrant to purchase up to 153,061 shares of Common Stock owned by CCLP.  Cleveland Capital did not pay any separate consideration for the warrant to purchase up to 153,061 shares of Common Stock owned by CCLP.  For more information regarding the Offering, see Item 6 below.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Company.  None of the Reporting Persons have any present plans or proposals with relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. 35104T107	Schedule 13D	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

a)	As of the date hereof, Mr. Massad beneficially owns 940,695 shares of Common Stock, which represents approximately 6.7% of the issued and outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Massad include 770,161 shares of Common Stock beneficially owned by Cleveland Capital, which represents 5.5% of the issued and outstanding shares of Common Stock, and 133,334 shares of Common Stock underlying an option held by Mr. Massad that is currently exercisable. The shares of Common Stock beneficially owned by Cleveland Capital include the 153,061 shares of Common Stock underlying the warrant beneficially owned by CCLP.

b)	As of the date hereof, Mr. Massad has sole voting and dispositive power over 170,534 shares of Common Stock and shared voting and dispositive power over 770,161 shares of Common Stock with Cleveland Capital.

As of the date hereof, Cleveland Capital has shared voting and dispositive power of 770,161 shares of Common Stock with Mr. Massad.  Cleveland Capital does not have sole voting or dispositive power over any shares of Common Stock.

c)	Except the Offering and the transaction described below, no transactions in shares of Common Stock were effected by the Reporting Persons during the past sixty days.

On February 27, 2013, the Company granted Mr. Massad options to purchase up to 200,000 shares of Common Stock, at an exercise price of $0.26 per share, that vest three equal annual installments beginning on February 27, 2013, in connection with Mr. Massad’s service as a director of the Company. The option is currently exercisable for 133,334 shares of Common Stock.

d)	Besides John Shiry, the other Co-Managing Member of Cleveland Capital, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Person.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Offering, on March 25, 2014, the Company, CCLP, Prescott Group Aggressive Small Cap Masterfund, GP and the guarantors party thereto entered into a Securities Purchase Agreement, pursuant to which the Company issued and sold to CCLP a promissory note in the principal amount of $150,000 (the “Note”) and a warrant to purchase up to 153,061 shares of Common Stock.  The Note accrues interest at a rate of 5.0% per year from and after the date of issuance of the Note.  While the Note is outstanding, the Company must pay CCLP, at the end of each fiscal quarter, for all unpaid accrued interest thereon.

In connection with option awarded to Mr. Massad in connection with his service as a director of the Company, the Company and Mr. Massad executed a Non-statutory Stock Option Agreement dated February 27, 2013.

CUSIP No. 35104T107	Schedule 13D	Page 6 of 7

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated April 4, 2014, by and between Wade Massad and Cleveland Capital Management, L.L.C.

Exhibit B
Securities Purchase Agreement , dated March 25, 2014, by and among the Company, Cleveland Capital, L.P., Prescott Aggressive Small Cap Masterfund, GP and the guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014 (SEC File No. 001-16117))

Exhibit C	Form of Promissory Note (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014 (SEC File No. 001-16117))

Exhibit D	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014 (SEC File No. 001-16117))

Exhibit E
Non-statutory Stock Option Agreement dated February 27, 2013, by and between the Company and Mr. Massad (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2013 (SEC File No. 001-16117))

[Signatures begin on the next page.]

CUSIP No. 35104T107	Schedule 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:          April 4, 2014

/s/ Wade Massad
Wade Massad

Cleveland Capital Management, L.L.C.

By:	/s/ Wade Massad
Wade Massad, Co-Managing Member